CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report in this Annual Report on Form 40-F of NovaGold Resources Inc. dated February 23, 2009 on the consolidated financial statements for each of the two years ended November 30, 2008, which also appears in the Annual Report on Form 40F.

We also consent to the incorporation by reference of our Report in the Registration Statements on Form F-8 (No.333-136493, No. 333-134871 and No.333-11370) and on Form F-10 (No. 333-141410).

(signed) PricewaterhouseCoopers LLP

Vancouver, British Columbia
February 23, 2009